UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported)
August 23, 2021

REGAL BELOIT CORPORATION

(Exact name of registrant as specified in its charter)

Wisconsin	1-7283	39-0875718
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 State Street, Beloit, Wisconsin 53511

(Address of principal executive offices, including zip code)

(608) 364-8800

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock	RBC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(A) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on February 15, 2021, Regal Beloit Corporation (the “Company” or “Regal”) entered into definitive agreements with Rexnord Corporation (“Rexnord”), Land Newco, Inc., a wholly owned indirect subsidiary of Rexnord (“Land”), and Phoenix 2021, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), with respect to a Reverse Morris Trust transaction (the “Proposed Transaction”) pursuant to which, and subject to the terms and conditions of the Agreement and Plan of Merger dated as of February 15, 2021 by and among the Company, Rexnord and Merger Sub (as amended, modified or supplemented in accordance with its terms, the “Merger Agreement”) and the other definitive agreements entered into in connection therewith, (1) Rexnord will transfer (or cause to be transferred) to Land substantially all of the assets, and Land will assume substantially all of the liabilities, of Rexnord’s Process & Motion Control segment (“PMC”) (the “Reorganization”), (2) after which, all of the issued and outstanding shares of common stock, $0.01 par value per share, of Land (“Land common stock”) held by a subsidiary of Rexnord will be distributed in a series of distributions to Rexnord’s stockholders (the “Distributions”, and the final distribution of Land common stock from Rexnord to Rexnord’s stockholders, which is to be made pro rata for no consideration, the “Spin-Off”) and (3) immediately after the Spin-Off, Merger Sub will merge with and into Land (the “Merger”) and all shares of Land common stock (other than those held by Rexnord, Land, the Company, Merger Sub or their respective subsidiaries) will be converted as of the effective time of the Merger (the “Effective Time”) into the right to receive shares of the common stock, $0.01 par value per share, of the Company, as calculated and subject to adjustment as set forth in the Merger Agreement. When the Merger is completed, Land (which at that time will hold the PMC business) will be a wholly owned subsidiary of the Company.

Also as previously disclosed, as contemplated by the Merger Agreement, Rexnord submitted to the Internal Revenue Service (the “IRS”) a request for a private letter ruling from the IRS. On August 16, 2021, Rexnord received a private letter ruling from the IRS (the “IRS Ruling”). The IRS Ruling addresses, among other things, the manner in which certain Overlap Shareholders may be identified and their respective ownership percentages may be determined for purposes of determining which categories of shareholders may be counted as Overlap Shareholders for purposes of Section 355(e) of the Internal Revenue Code (we refer to such categories of shareholders as “Qualifying Overlap Shareholders”).

As a result of the receipt of the IRS Ruling, this Current Report on Form 8-K is being filed to provide additional information regarding the expectations of Regal and Rexnord concerning the extent of the adjustment to the Exchange Ratio that will be necessary in the Merger, the number of shares of Regal common stock to be issued in the Merger, the amount of the Regal Special Dividend to be paid and the amount of net indebtedness (meaning the total indebtedness less cash on hand) of Regal immediately following the Merger and after giving effect to the amount of Land net indebtedness that becomes indebtedness of the combined company as a result of the Merger. Capitalized terms used below but not defined have the meanings set forth in the joint proxy statement/prospectus-information statement of Regal and Rexnord dated July 21, 2021 (the “Joint Proxy Statement”). The Joint Proxy Statement is not incorporated by reference herein and can be found at www.sec.gov.

The parties expect the Proposed Transaction to close early in the fourth quarter of 2021, subject to the receipt of the approval of the shareholders of Regal and Rexnord and the satisfaction of other closing conditions.

Overview

The Merger Agreement provides that following the completion of the Spin-Off, Merger Sub will merge with and into Land with each share of Land common stock converted into the right to receive a number of shares of Regal common stock equal to the Exchange Ratio. Pursuant to the Merger Agreement, the Exchange Ratio is defined to result in Regal issuing in the Merger shares that represent 38.6% of the issued and outstanding shares of Regal common stock immediately following the Merger. As described below and more fully set out in the Merger Agreement, under certain circumstances, the Exchange Ratio will be adjusted to the extent necessary to ensure that the Merger will not cause the Spin-Off to fail to qualify as a tax-free distribution under Section 355 of the Code. If the Exchange Ratio is adjusted and the number of shares of Regal common stock that Regal issues in the Merger would represent greater than 38.6% of the issued and outstanding shares of Regal common stock immediately following the Merger, then Regal would pay a cash dividend to the Regal shareholders who held shares of Regal common stock as of the Regal Special Dividend Record Date, which record date will be a date prior to the date of the Merger. While the Regal Special Dividend will be paid only to shareholders of record of Regal common stock as of the Regal Special Dividend Record Date, which will be a date before the Merger, Regal expects the payment date for any Regal Special Dividend would be following the closing of the Merger. The Regal Special Dividend, based on the Signing Share Price, is designed to preserve the nominal economic allocation between the Land stockholders (in their capacity as such) and the Regal shareholders (in their capacity as such) that would have resulted from the Exchange Ratio if it were not adjusted.

As described in more detail in the Joint Proxy Statement under “Material U.S. Federal Income Tax Consequences of the Transaction—Material Tax Consequences of the Reorganization and the Distributions—Material U.S. Federal Income Tax Consequences of the Reorganization and the Distributions to Rexnord”, the Spin-Off would not be treated as a tax-free distribution if, among other reasons, the Merger results in one or more persons acquiring a 50% or greater interest (by vote or value) in the stock of Land. However, for purposes of such a determination, if a deemed stockholder of Land is also a deemed shareholder of Regal immediately prior to the Merger (an Overlap Shareholder), the net increase in the Overlap Shareholder’s ownership of Land as a result of the Merger and by virtue of being a shareholder of Regal is offset by its net decrease in such ownership percentage by reason of being considered a Land stockholder immediately prior to the Merger. Accordingly, Regal and Rexnord have agreed that the Exchange Ratio will be increased if and to the extent necessary so that the number of shares of Regal common stock issued in the Merger will result in holders of issued and outstanding shares of Land common stock immediately prior to the Merger, taking into account in the case of Overlap Shareholders their Overlap Shares, receiving shares of Regal common stock that in the aggregate represent 50.8% of the issued and outstanding shares of Regal common stock immediately following the Merger.

Most of the ownership in Regal and Rexnord held by Overlap Shareholders is held in “street name” through banks and brokers, rather than ownership interests appearing directly in each company’s stock ledger. As a result, determination of the extent of these holdings generally relies on public information, including filings with the SEC. The IRS Ruling includes a ruling from the IRS on certain substantive and procedural criteria that may be used by Regal and Rexnord in determining the extent of the Overlap Shareholders.

In connection with the receipt of the IRS Ruling, the parties confirmed that for purposes of determining the “RMT Partner Overlap Ownership Percentage” and the “Spinco Overlap Ownership Percentage” under Section 1.5(c)(v)(a) and Section 1.5(c)(vi)(a) of the Merger Agreement, the number of shares of RMT Partner Common Stock and number of shares of Spinco Common Stock owned by Overlap Shareholders will be measured as of the time agreed to by the parties and determined by the parties as outlined in the procedures established by the parties in accordance with the parameters permitted by the IRS Ruling.

Although the IRS Ruling has been received, the need and the extent of any adjustment to the Exchange Ratio is dependent on a number of factors, some of which will not be known until shortly prior to closing. Among other factors, the extent of the adjustment, if any, depends on whether certain shareholders meet the criteria outlined in the IRS Ruling to qualify as Qualifying Overlap Shareholders; and based on the rulings received in the IRS Ruling and the determinations made by Regal and Rexnord in conjunction with closing, the number of Overlap Shares owned by Qualifying Overlap Shareholders. The extent of any adjustment to the Exchange Ratio and corresponding amount of any Regal Special Dividend may vary materially depending on the outcome of each of these factors.

Illustrative Scenario

Taking into account the parties’ views of the effect of the receipt of the IRS Ruling, set forth below is Regal and Rexnord’s estimate, as of July 31, 2021 of the outcome of the variables and any resulting adjustment to the Exchange Ratio, the number of shares of Regal common stock to be issued in the Merger, the amount, if any, of the Regal Special Dividend to be paid and the amount of net indebtedness (meaning the total indebtedness less cash on hand) of Regal immediately following the Merger and after giving effect to the amount of Land net indebtedness that becomes indebtedness of the combined company as a result of the Merger.

The information, determinations and estimates set forth in this section could change following the date of this Current Report on Form 8-K and before the special meetings of Regal and Rexnord shareholders and could change again between the special meetings and the date of the closing of the Merger.

The scenario outlined below uses the following information, determinations, estimates and assumptions and are for illustrative purposes only:

•	estimated Overlap Shares as of July 31, 2021 of 7,339,499 owned by the shareholders that Regal and Rexnord consider would qualify as Qualifying Overlap Shareholders in light of the IRS Ruling;

•	shares of Regal common stock issued and outstanding of 40,696,538 (which represented the number of shares of Regal common stock issued and outstanding as of July 31, 2021);

•	shares of Land common stock issued and outstanding of 121,124,041 (which is based on the 121,124,041 shares of Rexnord common stock issued and outstanding as of July 31, 2021);

•	$401 million of net indebtedness of Regal outstanding as of July 3, 2021, and prior to the incurrence of indebtedness to pay the Regal Special Dividend and without taking into account the net indebtedness of Land that becomes indebtedness of the combined company as a result of the Merger;

•	estimated $30 million of additional transaction and financing fees as of July 3, 2021; and

•	estimated $366 million of net indebtedness of Land as of June 30, 2021, and following the incurrence of indebtedness of the Land debt under the DDTL Facility and the payment of the Land Cash Payment.

Based on the IRS Ruling and on Regal’s and Rexnord’s calculation of the estimated shareholdings of such Qualifying Overlap Shareholders using the information as set forth above and other information as of July 31, 2021, if there were no change in the number of such Overlap Shares, then as of closing of the Merger:

•	The Exchange Ratio would be adjusted so that Regal would issue in the Merger shares of Regal common stock that would represent 40.0% of the issued and outstanding Regal common stock immediately following the Merger, which would result in the issuance of approximately 27,102,321 shares of Regal common stock;

•	Regal would pay to the owners of Regal common stock in respect of their shares of Regal common stock owned as of the Regal Special Dividend Record Date a cash dividend of approximately $7.21 per share (or approximately $294 million in the aggregate); and

•	Regal would have outstanding net indebtedness of approximately $1,091 million following the payment of the Regal Special Dividend and the assumption of the Land net indebtedness.

The above scenario is just one of the potential outcomes of the variables that will result in the determination of the adjustment, if any, to the Exchange Ratio, the number of shares of Regal common stock issued in the Merger, the amount, if any, of the Regal Special Dividend and the amount of net indebtedness of Regal following payment of the Regal Special Dividend, if any, and taking into account the net indebtedness of Land that becomes indebtedness of the combined company as a result of the Merger. Each Land stockholder will be entitled to receive the same consideration in respect of its shares of Land common stock, regardless of whether such former Land stockholder is an Overlap Shareholder. The factors that will determine the adjustment, if any, to the Exchange Ratio and the amount of any Regal Special Dividend are not in the control of Regal and Rexnord. Regal and Rexnord do not currently have the information necessary to determine the adjustment, if any, to the Exchange Ratio or the amount, if any, of the Regal Special Dividend, and they will not have such information at the time of the special meetings. The assumptions, estimates and determinations made by Regal and Rexnord in Current Report on Form 8-K could prove incorrect, circumstances could change or intervening events, including changes in the number of Overlap Shares held by Qualifying Overlap Shareholders, could affect the final determination of the Exchange Ratio or the amount, if any, of the Regal Special Dividend.

Illustrative Sensitivity Analysis

The following table sets forth a sensitivity analysis providing illustrations of the result of a change in the number of Overlap Shares held by Qualifying Overlap Shareholders on the Exchange Ratio, the number of shares of Regal common stock issued in the Merger, the amount, if any, of the Regal Special Dividend and the amount of Regal net indebtedness following the closing and the Regal Special Dividend, if any.

As with the scenario described above, for purposes of this sensitivity analysis, Regal and Rexnord have used the following information, determinations, estimates and assumptions, each of which scenarios are for illustrative purposes only:

•	estimated Overlap Shares as of July 31, 2021 of 7,339,499 owned by the shareholders that Regal and Rexnord consider would qualify as Qualifying Overlap Shareholders in light of the IRS Ruling;

•	shares of Regal common stock issued and outstanding of 40,696,538 (which represented the number of shares of Regal common stock issued and outstanding as of July 31, 2021);

•	shares of Land common stock issued and outstanding of 121,124,041 (which is based on the 121,124,041 shares of Rexnord common stock issued and outstanding as of July 31, 2021);

•	$401 million of net indebtedness of Regal outstanding as of July 3, 2021, and prior to the incurrence of indebtedness to pay the Regal Special Dividend and without taking into account the net indebtedness of Land that becomes indebtedness of the combined company as a result of the Merger;

•	estimated $30 million of additional transaction and financing fees as of July 3, 2021; and

•	estimated $366 million of net indebtedness of Land as of June 30, 2021, and following the incurrence of indebtedness of the Land debt under the DDTL Facility and the payment of the Land Cash Payment.

Illustrative Scenario

No Change in
Change in Overlap Shares held by			July 31, 2021
Qualifying Overlap Shareholders	5% Decrease	2.5% Decrease	Estimate	2.5% Increase	5% Increase
Regal Shares Issued in Merger	27,848,205	27,475,263	27,102,321	26,729,379	26,356,437
Regal Special Dividend Amount	$426 million	$361 million	$294 million	$225 million	$154 million
Regal Net Indebtedness after Regal Special Dividend and Assumption of PMC Business Net Indebtedness	$1,224 million	$1,158 million	$1,091 million	$1,022 million	$951 million

Cautionary Statement Concerning Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Regal’s and Rexnord’s current estimates, expectations and projections about Regal, Rexnord and the PMC Business’s respective future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the outcome of the variables and resulting adjustment to the Exchange Ratio, the number of shares of Regal common stock to be issued in the Merger, the amount, if any, of the Regal Special Dividend to be paid and the amount of net indebtedness of Regal immediately following the Merger and after giving effect to the amount of Land net indebtedness that becomes indebtedness of the combined company as a result of the Merger, statements regarding the expected closing of the Proposed Transactions, and any other statements regarding Regal’s, Rexnord’s, the PMC Business’s or the combined company’s respective future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to Regal and Rexnord and are subject to a number of risks, uncertainties, and other factors that could cause Regal’s, Rexnord’s, the PMC Business’s or the combined company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause Regal’s, Rexnord’s the PMC Business’s or the combined company’s actual results to differ materially from the results referred to in the forward-looking statements Regal or Rexnord makes in this Current Report on Form 8-K include: the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied; failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or stockholder approvals to be sought in connection with the Proposed Transaction; changes in the extent and characteristics of the common stockholders of Rexnord and the common shareholders of Regal and its effect pursuant to the Merger Agreement on the number of shares of Regal common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Regal shareholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Regal in connection with the Proposed Transaction; the determination by Regal and Rexnord of the number of Qualifying Overlap Shareholders at the closing of the Proposed Transaction; the ability to obtain the anticipated tax treatment of the Proposed Transaction and related transactions; risks associated with any litigation related to the Transaction; and other risks and uncertainties including, but not limited, to those described in the section entitled “Risk Factors” in the Joint Proxy Statement, in Regal’s or Rexnord’s respective Annual Reports on Form 10-K on file with the SEC and from time to time in other filed reports including Regal’s and Rexnord’s Quarterly Reports on Form 10-Q. For a more detailed description of the risk factors associated with Regal and Rexnord, please refer to Regal’s Annual Report on Form 10-K for the fiscal year ended January 2, 2021 on file with the SEC, Rexnord’s Transition Report on Form 10-KT for the transition period from April 1, 2020 to December 31, 2020 filed with the SEC, Rexnord’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021 filed with the SEC, and subsequent SEC filings. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Current Report on Form 8-K are made only as of the date of this Current Report on Form 8-K, and Regal, Rexnord and Land undertake no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Regal, Rexnord or Land. In connection with the Proposed Transaction, Regal and Land filed registration statements with the SEC registering shares of Regal common stock and Land common stock in connection with the Proposed Transaction, which have become effective. Regal’s Registration Statement on Form S-4 (No. 333-255982) includes a joint proxy statement/prospectus-information statement relating to the Proposed Transaction, which has been mailed to Regal shareholders and Rexnord shareholders. Regal shareholders and Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they contain and will contain important information about Regal, Rexnord, Land and the Proposed Transaction. The joint proxy statement/prospectus-information statement and other documents relating to the Proposed Transaction can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Rexnord or Regal. However, Rexnord, Regal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Rexnord and Regal in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Rexnord may be found in its Annual Report on Form 10-K filed with the SEC on February 16, 2021 and its definitive proxy statement relating to its 2021 Annual Meeting filed with the SEC on March 16, 2021. Information about the directors and executive officers of Regal may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting filed with the SEC on March 18, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL BELOIT CORPORATION

Date: August 23, 2021	By:	/s/ Thomas E. Valentyn
Thomas E. Valentyn
Vice President, General Counsel and Secretary